QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization
A8 Corporation Ltd.	Ireland
ActivIdentity (Hong Kong) Limited	Hong Kong
ActivIdentity (UK) Limited	United Kingdom
ActivIdentity (Singapore) Pte. Ltd.	Singapore
ActivIdentity (Canada) Inc.	Canada
ActivCard Developments Pty. Ltd.	Australia
ActivCard GmbH	Germany
ActivCard Ireland Ltd.	Ireland
ActivIdentity K.K.	Japan
ActivIdentity South Africa (Proprietary) Pty. Ltd.	South Africa
ActivIdentity (Australia) Pty. Ltd.	Australia
ActivIdentity Europe S.A. (formerly known as ActivCard S.A.)	France
ActivIdentity, Inc.	California
Protocom Development Systems Europe BV	Netherlands
Protocom Development Systems Limited	Delaware

QuickLinks

  EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT